UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2023

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on letter from the Ministry of Mines and Energy

—

Rio de Janeiro, March 29, 2023 – Petróleo Brasileiro S.A. – Petrobras, following up on the release disclosed to the market on 03/17/2023, informs that it received Official Letter 257/2023/GM-MME from the Ministry of Mines and Energy (MME), on today's date, in the following terms:

1.      Petrobras disclosed a material fact on March 17, 2023, informing that its Executive Board forwarded, for the appreciation of the Board of Directors, a proposed response to Official Letter 166/2023/GM-MME, dated February 28, 2023, from the Ministry of Mines and Energy (MME).

2.      In the proposal mentioned in the Material Fact, it was informed that, after conducting a preliminary study on the divestment processes in progress, no reasons were found to suspend those projects for which contracts have already been signed.

3.      On March 22, 2023, after being indicated by the CEO of Petrobras, the new Executive Board was elected by the Board of Directors, as per item II, paragraph 1, article 36, of the Company's Bylaws.

4.      In view of the above, considering the competence of Petrobras' Executive Board to propose to its Board of Directors a response to the MME, I request, due to the election of a new board of directors, that, once again, respecting the rules of governance of this company and in order to preserve the national interests, if deemed appropriate, the return of the matter to the Board of Directors is requested for further consideration by the Executive Board with the objective of conducting more in-depth studies.

Therefore, the new Management of the company will analyze such a request, according to its internal rules of governance.

Material facts will be timely disclosed to the market.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 19 th floor – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 29, 2023

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer